Tel 713.758.2222 Fax 713.758.2346
February 13, 2006
Via EDGAR and FACSIMILE
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Complete Production Services, Inc.
Registration Statement on Form S-1
File No. 333-128750
Dear Mr. Schwall:
     Complete Production Services, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).
     Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 3, 2006. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 3 that the Company is filing today via EDGAR.

Securities and Exchange Commission
February 13, 2006 Page 2
Form S-1
General
1.	We note your responses to prior comments 1, 13 and 28. To the extent that there are any changes, we may have additional comments once you file counsel’s actual opinion and include updated disclosure.
Response: We note the Staff’s comment.
Selected Consolidated Financial Data, page 30
2.	We have reviewed your response to prior comment 5 of our letter dated December 2, 2005 and note your assertion that SCF’s share of IPSL’s net losses under the equity method were approximately $0.1 million during each fiscal year 2001 and 2002. Tell us how you reached this conclusion of immateriality considering net income for the combined entities for fiscal year 2001 and 2002 was approximately $0.1 million and $0.7 million loss, respectively. If determined material, please revise the amounts disclosed in the selected financial data table and elsewhere throughout your document.

Response:	The decision to not record the amount of SCF’s share of IPSL’s net losses under the equity method was based on a number of both qualitative and quantitative measures at the time the determination was made. Qualitatively, the recording of this adjustment would not have changed an income position into a loss position (or vice-versa), nor would any debt covenants have been affected by the recording of these adjustments. In addition, from the perspective of Complete Production Services, Inc. and in light of the growth of the business since 2001, we believe that this amount is not material to an investor of the Company in 2006. Quantitatively, the adjustment in 2002 was less than 0.3% of revenue and less than 0.08% of assets in 2002. The adjustment in 2001 was less than 1.6% of revenue and less than 0.2% of total assets. In light of the de minimus amount of earnings the Company had in 2001 and 2002, the Company gave greater weight to the magnitude of revenue and assets.

Securities and Exchange Commission
February 13, 2006 Page 3
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Critical Accounting Policies and Estimates, page 38
Stock Options, page 39
3.	We have reviewed your response and related Annexes to prior comment 19 in our letter dated December 2, 2005. The following comments in this section relate to your response and the information provided in response to prior comment 19. As it relates to the valuation of CES shares, we note your analysis as provided in Annex C, prepared in conjunction with the purchase of Hamm Co. In the analysis presented in Annex C, you utilize an EBITDA multiple of 6 times, which took into consideration certain adjustments made by management as described in your response. Please tell us what the unadjusted market multiple was at this time for public companies comparable to CES. In addition, please identify the amount of the adjustment applied by management, resulting in the 6 times multiple used in your analysis. In your response, please specifically describe the nature of the “restrictions on transferability of CES equity securities” as referred to in your response.

Response:	The unadjusted market multiple for comparable public companies at the time of the valuation was 8.6 times 2004 estimated EBITDA. It should be noted that the purpose of this valuation was to determine a valuation for use in connection with negotiations with the principal stockholder of the Hamm Co. Companies and, as such, CES was motivated to articulate the highest reasonable price for its common stock so that its stockholders would suffer the least amount of dilution as a result of the acquisition. A 30% discount was applied by management to achieve the 6 times multiple used in the valuation. In determining the appropriate discount and multiple, management considered the following, among other things: (a) management’s belief that there was a lack of public companies that were closely comparable to CES at that time; (b) the comparable companies selected were much larger than CES; (c) management’s belief that, in general, in the same line of business, larger companies command a higher valuation than smaller companies; (d) the comparable companies had been in operation for a considerable period of time, whereas CES was a relatively new company with less than one year of operating history; (e) the comparable companies were publicly traded, whereas there was no market for CES equity; (f) the CES shares were subject to restrictions pursuant to a stockholders agreement, including a right of first refusal of CES with respect to any transfer or sale of CES shares and the right of SCF to “drag-along” all other CES shares with respect to a sale

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February 13, 2006 Page 4

by SCF of all of its shares in CES; and (g) management’s sense of private company multiples in the industry based on acquisitions made by CES, which had been made at between 3 times to 4 times the acquired companies’ projected EBITDA, or approximately 3 times to 5 times trailing EBITDA.
4.	Tell us what factors contributed to using a 5.2 times multiple in your analysis of CES equity securities prepared in the spring of 2005 as presented in Annex D as compared to the 6 times multiple used in the valuation of CES prepared in the summer of 2004 as presented in Annex C.

Response:	The two different multiples (6.0 times and 5.2 times) resulted from separate analyses, which were performed independently and at different times. The analyses used somewhat different comparable companies and different time periods (for EBITDA values). Even though market valuations of publicly traded comparable companies generally increased from Summer 2004 to Spring 2005, their projected EBITDA was generally increasing at a faster rate, resulting in lower market EBITDA multiples.

The 6.0 times multiple resulted from an analysis performed in the Spring/Summer 2004 by the management of CES in connection with the acquisition of the Hamm Co. Companies. It was based on an estimated 2004 EBITDA for CES and market values of publicly traded comparable companies. As discussed in our response to comment 3 above, the unadjusted 2004 EBITDA multiple was 8.6 times. A 30% discount was applied to this by management, which produced a 6.0 times multiple.

The 5.2 times multiple was the result of an analysis performed in Spring 2005 by SCF and used to determine the appropriate exchange ratios in the Combination. It was based on an estimated 2005 EBITDA for CES and market values of publicly traded comparable companies. The unadjusted 2005 EBITDA multiple was 7.3 times. A 29% discount was applied, which produced a 5.2 times multiple.

Securities and Exchange Commission
February 13, 2006 Page 5
5.	In Annex C, you calculate the “enterprise value” of CES using pro forma EBITDA times a market multiple of 6 times. However, in determining the “value per share” you have subtracted out total debt outstanding. Typically, the staff would expect a value calculated based on a multiple of EBITDA and the term “enterprise value” would reflect the value of the company’s equity. Tell us why you subtracted out the debt outstanding from the calculated enterprise value.

Response:	We believe the commonly accepted simplified definition of equity value is the market value of a company’s equity — in the case of a publicly traded company this would be equal to the number of shares outstanding multiplied by the market price per share. We also believe that the more commonly accepted simplified definition of enterprise value used by most financial analysts and investors is a company’s market value of equity plus its market value of debt, net of cash, which would be equivalent to the equity value of the company if it were debt and cash free. Enterprise values are typically used to evaluate companies on an equal basis, since financing decisions do not impact this value. We would note that the valuation expert engaged to render the fairness opinion in the Combination also used this definition of enterprise value.

In using financial results from income statements to compute valuations, items at or above operating income (measures such as revenue, EBITDA and EBIT) are considered “enterprise numbers” — meaning they represent items/funds that are available to pay both debt and equity holders and are independent of the company’s capital structure. Items below operating income (pre-tax income and net income) represent funds that have been impacted by the company’s capital structure (e.g., interest). Therefore, we believe it is appropriate to utilize EBITDA to compute enterprise values. In order then to compute equity value, one must subtract the market value of debt, net of cash, from the enterprise value.
6.	In valuing the equity of IEM in the spring of 2005, we note you used a multiple of 3.3 times, which took into consideration certain factors specific to IEM as noted in your response. Similar to the comment above related to CES, please identify the non-adjusted market multiple used and the amount of the adjustment made by management. In your response, please tell us why you believe an adjustment to the market multiple was made for “volatility of operating results” and how much of the adjustment was attributed to this factor.

Response:	The unadjusted market multiple for comparable public companies at the time of the valuation was 7.2 times 2005 projected EBITDA. A 54% discount was applied

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February 13, 2006 Page 6

by SCF to achieve the 3.3 times multiple used in the valuation, which is comparable to the discount factor later used in the fairness analysis prepared by Houlihan Lokey. Although specific weights were not assigned to the various factors that contributed to the discount factor applied, the volatility of operating results referred to in the Staff’s comment was a significant factor in determining the discount applied. Several of IEM’s principal customers have their own in-house oil-field equipment hauling capability to move their own drilling rigs and related oilfield equipment and to erect rigs. When regional rig counts are high, drilling services contractors exceed their own capabilities and contract for additional oilfield equipment hauling and rig erection capacity. IEM’s business activity is highly correlated to the rig count; however, the correlation varies over the rig count range. As rig count drops, some drilling services contractors reach a point where all of their oilfield equipment hauling and rig erection needs can be met by their own fleets. If one or more of IEM’s principal customers reach this “tipping point,” IEM’s revenues will decline much faster than the corresponding overall decline in the rig count. This non-linear relationship between IEM’s business activity and the rig count in the areas in which it operates can increase its earnings volatility significantly.

Other factors considered in determining the discount applied included: (a) SCF’s belief that IEM had limited opportunities to be sold or to be an IPO candidate on a stand-alone basis in light of its relatively small size and the fact that it was focused on a single line of service in a relatively narrow market; (b) SCF’s belief that there was a lack of public companies that were closely comparable to IEM at the time because the closest comparable public companies still had a much more diverse line of service offerings and were much larger than IEM and that, in general, in the same line of business, larger companies command a higher valuation than smaller companies; (c) the comparable companies were publicly traded, whereas there was no market for IEM equity; and (d) the IEM shares were subject to restrictions pursuant to a stockholders agreement, including a right of first refusal of IEM with respect to any transfer or sale of IEM shares and the right of SCF to “drag-along” all other IEM shares with respect to a sale by SCF of all of its shares in IEM. It should also be noted that SCF acquired its majority interest in IEM in August 2004 based on a 2.7 times multiple of projected 2004 EBITDA.
7.	In the valuation of IPS prepared in early 2005 in conjunction with the purchase of Parchman Energy Group, Inc. (as presented in Annex E), we note your analysis was based on a range of EBITDA multiples times pro forma 2004 and 2005 EBITDA and the resulting mid points were averaged to calculate the resulting value per share. Please tell us why you employed this method of

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February 13, 2006 Page 7

averaging values based on EBITDAs from different years. In addition, tell us why the range of multiples varied from 2004 to 2005.

Response:	Although the Parchman acquisition was completed in February 2005, this valuation was adopted by the IPS Board in December 2004. It is not uncommon in the Company’s experience when valuing companies, particularly at the end of the year and particularly with respect to private companies, to look at trailing and forward years and use some averaging of these two periods.

In the case of this valuation, the range of multiples for 2005 was lower than the range of multiples for 2004. The Company believes that in an improving operational environment, companies are expected to grow their EBITDA year over year. Given that the multiple is computed as enterprise value divided by EBITDA, an expected year-over-year increase in EBITDA resulted, as of the end of 2004, in a lower range of multiples for 2005, in contrast to 2004.
8.	We note the average per IPS share value of $16.40 presented in Annex E was further reduced by a private company discount of 22.5%. In comparison to empirical studies performed, we believe this discount appears higher than discounts typically used in valuations of private company stock. Please tell us how you determined a 22.5% discount was appropriate.

Response:	As was discussed in our response to comment 19 in our prior response letter to the SEC dated January 17, 2006, the $12.71 valuation was determined in part through negotiations with the former owners of Parchman Energy Group (PEG). The former owners of PEG were represented by a boutique investment bank with expertise in the energy services industry.

The owners of IPS had incentive to maximize the valuation/minimize the discount rate; however, it was apparent to both sides that a significant discount to public company comparable multiples was appropriate.

The magnitude of private company discounts is typically based on potential liquidity, profitability and risk/predictability of future earnings. Prior to the combination with PEG, the time period for which the $12.71 price was relevant, IPS was a small private company with operations in Canada, along the U.S. Gulf Coast, and with start-up operations in more attractive regions such as the U.S. Rocky Mountain Region and North Texas. Most of the comparable public companies were at least 4 times larger than IPS. Additionally, IPS was not performing particularly well and had lower

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profitability than many of the comparable companies (IPS’s 2004 EBITDA Margin = 14%; public comparables were approximately 24%). Furthermore, both CPS and SCF have acquired numerous companies (generally those with total enterprise values of less than $50 million) in similar lines of businesses at ultimate valuations of 3 times to 5 times EBITDA and with discounts to comparable public companies substantially in excess of 22.5%.
9.	Using the $12.71 value per IPS share in Annex E, the resulting multiple used on 2004 and 2005 EBITDA was 7.03 times and 5.92 times, respectively. We note you used a 6.5 times multiple in your analysis prepared in spring of 2005 as presented in Annex D. Please tell us what changed between early 2005 and spring 2005 that accounts for the difference in the multiples used to value the IPS shares.

Response:	The 2005 EBITDA multiple of 5.92 was utilized in December 2004. From the time of that analysis to the time that the 2005 EBITDA multiple of 6.5 was determined, the OSX increased in excess of 10% and the multiples of comparable companies were beginning to increase as well.

The $12.71 valuation, assigned during the fall of 2004, was the value of IPS prior to its combination with PEG. As a result of IPS completing the combination with PEG, IPS almost doubled in size. The $12.71 valuation was used for the month following the combination with PEG as the outlook for the combined companies was uncertain. PEG proved to be unprofitable for much of the first quarter of 2005; however, shortly after the combination of PEG with IPS, PEG became profitable and the Company began to see the synergies that would be realized in the future.

In the fall of 2004, IPS’s forecasted 2005 EBITDA was $24 million. In the spring of 2005, IPS’s forecasted 2005 EBITDA was approximately $42 million because of the combination with PEG. As discussed in greater detail above in our response to comment 8 and below in our response to comment 15, larger businesses typically have greater diversification of customers and operations.

Additionally, the combination with PEG transformed IPS from a Canada and Gulf of Mexico focused business to one that also had a substantial presence in the attractive U.S. land market. We believe that this combination changed the relevant group of comparable companies to a set that had a higher average multiple.

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February 13, 2006 Page 9
10.	Please provide us with the information used to calculate the “Equity Valuation” line in the valuation analysis presented in Annex D. We note the discussion of the multiples used in your response to prior comment 19; however, please provide the calculations to support the numbers presented in the first line of your analysis.

Response:	We have attached Annex A, which is a summary of the calculations that were made in order to determine the numbers presented in the first line of the analysis presented in previous Annex D.
11.	In Annex F, you calculate the “enterprise value” of CPS using estimated 2005 EBITDA times market multiples of 6.4 (Low) and 7.3 (High) times. However, in determining the “adjusted equity value” you have subtracted out total debt outstanding and have added back cash. Typically, the staff would expect a value calculated based on a multiple of EBITDA and the term “enterprise value” would reflect the value of the company’s equity. Tell us why you subtracted out the debt outstanding from the estimated enterprise value.

Response:	Please see our response to comment 5.
12.	Please tell us how the exchange ratios of 19.710 and 19.410 IPS shares for 1 CES share and 1 IEM share, respectively, were determined.

Response:	As shown on Annex A, the exchange ratio of 19.704 for CES was calculated by dividing $335, the value of one CES share, by $17, the value of one IPS share, and the exchange ratio of 19.410 for IEM was calculated by dividing $330, the value of one IEM share, by $17, the value of one IPS share. Certain information relating to the determination of the $335 value for CES shares is addressed in our response to comment 4 above, the $17 value for IPS shares is addressed in our response to comment 9 above and the $330 value for IEM shares is addressed in our response to comment 6 above.
13.	Please provide us with a copy of the fairness analysis opinion performed by Houlihan Lokey Howard & Zukin.

Response:	As discussed with the Staff, we are supplementally providing under separate cover a copy of the fairness analysis to the Staff pursuant to Rule 83 and Rules 418(b) and 12b-4.

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February 13, 2006 Page 10
14.	We understand your expected offering price range is between $17.50 and $19.50 per share, with a midpoint of $18.50 per share. Please tell us when this range was initially determined.

Response:	This range was determined on or about November 14, 2005. The Company and its underwriters expect to update this range in a subsequent amendment. We note that the OSX has increased by approximately 20% from November 14, 2005 to February 9, 2006 and the Company has continued to grow.
15.	We note your statement in your response to prior comment 19 that the value of the company after accounting for the Combination was higher than the value of the three companies on a standalone basis. Please tell us why you believe this to be true.

Response:	In our response to prior comment 19, we stated that “the fairness analysis [completed by Houlihan Lokey] indicated that the value of the Company after taking into account the Combination was significantly higher than the aggregate value of the three companies on a standalone basis.” We agree with this valuation expert that the companies combined had greater value than the three companies on a standalone basis. This belief was a fundamental part of the rationale for completing the Combination.

The Combination substantially increased our geographic scope and breadth of services which ultimately increases the diversity of the businesses. Additionally, the Combination provided the potential for significant cross selling opportunities and enables us to leverage the combined market presence, expertise and customer relationships to bring new services into markets where we already operate and to expand into new geographic regions — all of which we believe will accelerate our growth.

In addition to these factors, the Combination creates a significantly larger company than any of the three companies on a standalone basis. Generally, larger companies command higher valuations as larger companies have more diversified customer bases, business lines, etc. This diversity is usually associated with less risk. The impact of size can be significant as is illustrated by empirical data.

Annex B reflects a selection of oilfield service companies listed on either NASDAQ or NYSE with enterprise values greater than $500 million. This minimum threshold was taken as smaller companies typically have limited liquidity which can distort valuations.

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February 13, 2006 Page 11

Annex C shows estimated 2006 enterprise value multiples plotted versus enterprise value. From the plot there appears to be a strong correlation between the size of these public companies and the multiple of EBITDA at which their stocks trade. Although the oilfield service companies selected for this graph are only a subset of all oilfield services companies, we believe that the indicated correlation is fair.
16.	Tell us if you have prepared an analysis based on pro forma 2006 EBITDA, which would take all acquisitions made in 2005 into consideration. Tell us how the resulting value per share based on pro forma 2006 EBITDA differs from the $11.66 per share value of CPS presented in Annex F.

Response:	Since November 1, 2005, we have not issued any options or restricted stock nor issued stock in connection with an acquisition. Consequently, we have not prepared an updated valuation in connection with the issuance of equity.
17.	We have reviewed your response to prior comment 20 of our letter dated December 2, 2005 and note your disclosure on page 40 of the reasons for the differences in the valuation of common stock, as calculated in Annex F, and the expected offering price. In the last point regarding the increase in the Oil Service Sector Index, it appears it would be more appropriate to discuss the change in this Index from the date of the Combination (rather than from January 1, 2005) through the present date. Please revise your discussion of such Index, as appropriate.

Response:	We have revised our disclosure to include the change in the Index from the date of the Combination. Please see page 41. We have continued to include the change in the OSX from January 1, 2005 because it is intended to also help explain the changes in value since January 1, 2005.
18.	In your response to prior comment 20, you note the financing completed in connection with the Combination was a factor that increased the fair value of CPS common stock at the valuation date to the expected offering price. Please explain why you believe additional financing would increase the value of CPS stock.

Response:	In our response to prior comment 20, the statement regarding the financing was intended to provide evidence that we have the ability to execute our strategy as a combined company. The financing facilitates our ability to accelerate the Company’s growth rate by providing us with the funding necessary to make the capital expenditures and complete additional acquisitions that we believe will accelerate the

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introduction of new services and products into our core markets, and the expansion into new geographic regions.
Business, page 60
The Combination, page 64
19.	It appears your disclosure in the first full paragraph on page 65 should be revised as it continues to state: “In the Combination, CES served as acquiring entity for accounting purposes. . .”. Please revise your disclosures, as appropriate.

Response:	The disclosure related to the Combination on page 65 has been revised as requested.
Index to Financial Statements, page F- 1
20.	We note you have included the combined financial statements of BSI Companies and I.E. Miller Companies as predecessor financial statements to Complete Energy Services, Inc. and I.E. Miller Services, Inc. In your filing, please identify these statements as predecessor statements so that the reader will fully understand these statements reflect the activity of these entities prior to their inclusion in the combined statements of Complete Production Services, Inc.

Response:	Please see headings clearly identifying “Predecessor” companies added to the Index of Financial Statements at page F-1.
2. Business combinations, page F-8
(a) The Combination, page F-8
21.	Please clarify your disclosures regarding your acquisition of minority interest to state when this acquisition occurred and if all outstanding minority interests were acquired. We note your disclosures on page 38 of Management’s Discussion and Analysis and believe further clarification in the notes to the unaudited financial statements would be helpful for the reader.

Response:	Additional language has been added to Note 2, Business Combination on page F-8 to clarify when the acquisition of minority interest occurred and which minority interest was purchased.

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February 13, 2006 Page 13
22.	We note the changes to the table detailing the amounts related to the acquisition of minority interest at the bottom of page F-8. We understand revisions were required to include amounts related to CES as opposed to IPS in the previous Form S-1/A filed on November 15, 2005. However, it is unclear why amounts related to IEM were revised. Please tell us why revisions to amounts related to the purchase of IEM minority interest as presented in the Form S-1/A filed on November 15, 2005 were made.

Response:	Minority interest was calculated as the ratio of common shares outstanding that were held by the minority stockholders as a percentage of total common shares outstanding for the applicable entity. When the initial calculations were prepared, certain non-vested shares were included in the numerator, but not in the denominator for IEM. In accordance with FAS 123, since these non-vested shares are not outstanding for purposes of determining basic earnings per share, these non-vested shares should have been excluded from both the numerator and denominator for purposes of this calculation.

When the financial statements were restated to replace CES as the acquiring entity with IPS, this calculation of minority interest for IEM was corrected to eliminate the effect of non-vested stock, resulting in a slightly different minority interest amount from the amount disclosed in the initial S-1 filing and Amendment No.1 thereto.

The treatment of non-vested stock was consistently applied to determine the ownership interest of minority stockholders in CES.
Report of Independent Registered Public Accounting Firm, page F-23
23.	Please have your auditor revise its opinion presented on page F-23 to include the signature of the audit firm.

Response:	The signature of the firm has been inserted.
Restated Consolidated Statements of Stockholders’ Equity, page F-27
24.	Please tell us where you have classified the additions of the equity of CES and IEM in the statements of stockholders’ equity as of the dates SCF acquired its controlling interest. We believe the presentation of these initial additions of CES and IEM equity would be clarified if detailed as separate line items within the

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roll forward of equity accounts. Please revise your statements to separately classify these amounts.

Response:	Please see additional lines added to the Consolidated Statements of Stockholders’ Equity on page F-27, to specifically identify the acquisition of the majority-interest in CES and IEM during 2003 and 2004, respectively.
Notes to Consolidated Financial Statements, page F-29
1. Significant Accounting Policies, page F-29
25.	We note your disclosure at the end of the third paragraph of Note 1, which describes the nature of the amounts reflected as minority interest. The last two sentences appear to contradict one another and require revision. The last sentence implies all shares held by owners other than SCF are classified as minority interest. Whereas, the preceding sentence states ownership by other than SCF of CES and IEM shares are reflected as minority interest. Please clarify these statements.

Response:	See clarifying language added to Note 1 of the Consolidated Financial Statements on page F-29.
2. Business Combinations, page F-37
26.	With regard to prior comment 23 of our letter dated December 2, 2005, we understand you intend to include certain financial statements of acquired businesses in your next amendment, as based on your analysis under SAB Topic I :J as discussed in a conference call held on January 10, 2006. Along with your next amendment, please file the analysis you previously provided to us for the call on January 10, 2006 as correspondence on EDGAR. In addition, please confirm your position that the Combined Companies and the significant acquisitions made by them during the periods presented, each meet the definition of discrete businesses that have remained substantially intact under SAB Topic 1 :J.

Response:	The Company confirms that the Combined entities and the significant acquisitions of these entities each meet the definition of discrete businesses that have remained substantially intact under SAB Topic 1:J. Please see an updated analysis of the Company’s compliance with SAB Topic 1:J in the attached exhibit Annex D. Please note that the audits of Monument and Hyland are being finalized and will be included in our next amendment.

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Although not referred to in the comment, Ms. Overton asked us to confirm the treatment of Price Pipeline Construction, Ltd. as a controlled subsidiary of BSI. We have confirmed that this treatment is appropriate as one of the BSI companies acquired by CES was the sole general partner of Price Pipeline Construction, Ltd., which is a limited partnership.
Report of Independent Certified Public Accountants, page F-58
27.	Please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.

Response:	The auditor’s report has been updated at page F-56 to state that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Combined Statements of Earnings, page F-60
28.	Please revise the cost of goods and services line item to identify this amount is exclusive of depreciation expenses as listed separately below. In addition, it is not appropriate to disclose a measure of gross profit excluding depreciation. Please remove the sub-total “gross profit” from your combined statement of earnings. Refer to SAB Topic 11 :B for further guidance.

Response:	Please see the revised presentation on page F-58.
29.	Tell us the nature of the shop and automobile expenses.

Response:	The caption, “Shop and Automobile Expenses” primarily represents vehicle and equipment repair and maintenance expenses and other costs associated with the Company’s supply store business.

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Combined Statement of Owners’ Equity, page F-61
30.	As this statement reflects the combination of several entities’ equity outstanding, please separately identify the nature of the contributions of capital activity during the periods presented. Your revised classification should clearly identify the increases to capital due to an increase in common control of an entity currently included in the combined statements or increases in capital due to new entities acquired during the period.

Response:	The Combined Statement of Owners’ Equity has been revised in accordance with the Staff’s comment. Please see page F-59 for such revisions.
Combined Statements of Cash Flows, page F-62
31.	We note you have separately classified and identified the cash flows related to the acquisition of Western Bentonite on the statement of cash flows. However, we also note you have made other acquisitions during the periods presented, as disclosed in note B.1 on page F-63. Please tell us where you have classified the cash flows related to these other acquisitions on the statements of cash flows.

Response:
The acquisition of Western Bentonite was accounted for as a purchase transaction. Additional transactions recorded by BSI during the period indicated were accounted for as capital expenditures, as the Company primarily acquired fixed assets and did not record goodwill associated with these purchases.

Note B — Summary of Significant Accounting Policies, page F-63
1. Basis of Presentation, page F-63
32.	You have disclosed the financial statements of several entities have been combined and presented as “BSI Companies (“BSI’)” based on a common control ownership. However, you have not identified the entity that holds the common control. In addition, you disclose that “BSI” acquired certain entities or additional interests; however, you have defined “BSI” in Note A as the combination of all entities included in the combined financial statements. Please clarify your disclosures to identify the entity which holds the common control in all entities included in the combined financial statements. Also, please clarify the entity that acquired the additional companies or interests identified in Note B.

Response:	We have clarified the disclosure in Note B in accordance with the Staff’s comment.

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33.	Please expand your footnotes to disclose the nature of the equity structure of the entities included in the combined financial statements and if adjustments have been made in the presentation of the combined balance sheet and statement of owners’ equity.

Response:	The footnotes on page F-61 have been revised and expanded to address the Staff’s comment.
34.	We note your disclosure that the companies presented as BSI Companies are entities acquired by Complete Energy Services, Inc. on November 7, 2003. Please expand your disclosure to clarify that SCF acquired the companies through Complete Energy Services, Inc. which was formed on November 7, 2003.

Response:	Please see clarifying language added to Note B on page F-61 to state that SCF acquired the BSI Companies through its majority-owned subsidiary, Complete Energy Services, Inc.
Report of Independent Certified Public Accountants, page F-68
35.	Please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.

Response:	The auditor’s report has been updated at page F-67 to state that the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Note A — Summary of Significant Accounting Policies, page F-72
1. Financial Statement Presentation, page F-72
36.	Please expand your footnotes to disclose the nature of the equity structure of the entities included in the combined financial statements and if adjustments have been made in the presentation of the combined balance sheet and statement of owners’ equity.

Response:
Please see clarifying language added to Note A on page F-71 to disclose the nature of the equity structure of the entities to the combined financial statements and that no adjustments were made to the balance sheet or statement of owner’s equity related to the combination of these entities.

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Independent Auditor’s Report, page F-76
37.	Please have your auditor update its report to state the audit was performed in accordance with the standards of the Public Company Accounting Oversight Board (United States), if true.

Response:	The auditor who performed the audit of this predecessor company is not registered with the Public Company Accounting Oversight Board (United States).
Combined Balance Sheet, page F-77
38.	Please revise your combined balance sheet to classify minority interest outside of stockholders’ and members’ equity. Please refer to Regulation S-X, Rule 5-02.27.

Response:	The combined balance sheet has been revised to classify minority interest outside of the stockholders’ and members’ equity as requested on page F-76.
Note 1, Summary of Significant Accounting Policies, page F-81
Principles of Combination, page F-81
39.	Please expand your footnotes to disclose the nature of the equity structure of the entities included in the combined financial statements and if adjustments have been made in the presentation of the combined balance sheet and statement of owners’ equity.

Response:
Please see clarifying language added to Note 1 on page F-80 to disclose the nature of the equity structure of the entities to the combined financial statements and that no adjustments were made to the balance sheet or statement of owner’s equity related to the combination of these entities.

Exhibit 23.1, Consent of Independent Registered Public Accounting Firm
40.	Please revise your filing to include a consent from Grant Thornton LLP for the inclusion of its report presented on page F-22 related to the financial statements of Complete Energy Services, Inc. as of December 31, 2003.

Response:	The Company’s auditors have revised their consent as requested.

Securities and Exchange Commission February 13, 2006 Page 19
Exhibit 23.3, Consent of Independent Registered Public Accounting Firm
41.	Please obtain and file an executed version of the consent by Darnall, Sikes, Gardes & Frederick that makes clear it is signed on behalf of the firm. It appears that Mr. Sikes signed the current version only in his individual capacity.

Response:	The Company’s auditors have revised their consent as requested.

Securities and Exchange Commission February 13, 2006 Page 20
     Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 3 to Scott N. Wulfe at (713) 758-2750 or Douglas E. Stewart at (713) 758-4896.

Very truly yours, VINSON & ELKINS L.L.P.
By:	Douglas E. Stewart

Enclosures

cc (with enclosures):	Joseph C. Winkler (Complete Production Services, Inc.)
J. Michael Mayer (Complete Production Services, Inc.)
James F. Maroney, III (Complete Production Services, Inc.)
Robert L. Weisgarber (Complete Production Services, Inc.)
Scott N. Wulfe (Vinson & Elkins L.L.P.)
Nicole E. Clark (Vinson & Elkins L.L.P.)
Brandon Sear (Grant Thornton LLP)
T. Imam Hasan (KPMG LLP)
R. Joel Swanson (Baker Botts L.L.P.)
Felix P. Phillips (Baker Botts L.L.P.)

ANNEX A

	CES	IPS	IE Miller	Total

2005E EBITDA (management estimate)	$83.8	$41.7	$17.0

Multiple Used	5.2	6.5	3.3

Enterprise Value	$435.9	$271.1	$56.0

Less: Net Debt	$(159.1)	$(100.0)	$(11.4)

Add: Assumed Proceeds — Exercise of In Money Options	$4.6	$8.7	$0.2

Equity Value	$281.5	$179.8	$44.8	$506.1

Fully Diluted Shares (in millions)	0.840	10.575	0.136

Fully Diluted Share price	$335	$17	$330

Exchange Ratio	19.704	1.000	19.410

	335/17	17/17	330/17

2/7/2006	ANNEX B
(US$ in millions except per share data)
Source: FactSet Research Systems, Inc. and Wall Street Equity Research

		Share	Equity	Enterprise	Revenues		EBITDA		EV/EBITDA		EBITDA
Company	Ticker	Price	Value	Value	2005(E)	2006(E)	2005(E)	2006(E)	2005(E)	2006(E)	Growth
Basic Energy	BAS	$28.94	$978	$1,139	$445	$583	$114	$175	10.0x	6.5x	54%
Baker Hughes	BHI	71.97	24,603	25,446	7,137	8,363	1,686	2,192	15.1x	11.6x	30%
BJ Services	BJS	35.62	11,534	11,188	3,439	4,195	872	1,247	12.8x	9.0x	43%
Global Industries	GLBL	12.80	1,467	1,408	683	805	139	216	10.1x	6.5x	56%
Schlumberger	SLB	117.50	69,218	73,643	14,309	17,764	4,048	5,510	18.2x	13.4x	36%
Superior Energy	SPN	24.87	1,976	2,217	731	882	222	342	10.0x	6.5x	54%
Weatherford	WFT	42.35	14,722	15,832	4,333	6,331	987	1,628	16.0x	9.7x	65%
WH Energy	WHQ	43.32	1,237	1,415	634	781	151	206	9.3x	6.9x	36%

										Avg	47%
										Median	48%
										Std Dev	12%

Annex C

14.0x
13.0x
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
5.0x
Enterprise Value / 2006(E) EBITDA
y = 1.7753x^0.1791
R^2 = 0.9684
$1,000
$10,000
$100,000
Enterprise Value ($ Millions)

Annex D

Complete Production Services, Inc.
Preliminary SAB 80 Analysis—Test Results
Based Upon Pro Forma 2005 Results
Updated February 8, 2006

	Total
	CPS	Spindletop	RSI	Parchman	Big Mac	Hammco	Hyland	MWS	Price PPL	A&W	LEED	Double Jack	Nortex	MGM	BSI	Wolsey	S&E	Outpost	Rosel	ESS-EII
Acquisition date		Sept. 2005	Jul. 2005	Feb. 2005	Nov. 2005	Oct. 2004	Sept. 2004	May. 2004	Nov. 2003	Mar. 2004	Feb. 2004	Mar. 2004	Aug. 2004	Dec. 2004	Nov. 2003	Dec. 2005	Dec. 2005	Jan. 2006	Feb. 2006	Apr. 2003
																(Estimate)		(Estimate)
Total assets—pro forma 12/31/05	949,698	1,588	12,005	76,954	48,173	152,858	43,913	23,356	3,713	17,573	25,980	12,898	2,084	10,328	200,532	7,080	1,800	6,500	6,037	4,703
% of total	100.0%	0.2%	1.3%	8.1%	5.1%	16.1%	4.6%	2.5%	0.4%	1.9%	2.7%	1.4%	0.2%	1.1%	21.1%	0.7%	0.2%	0.7%	0.6%	0.5%

Investment—consideration paid	n/a	1,290	8,912	33,898	40,800	87,900	25,500	13,700	1,400	15,000	20,900	10,200	1,800	7,900	58,593	6,500	1,208	6,500	14,000	4,703
% of total assets	n/a	0.1%	0.9%	3.6%	4.3%	9.3%	2.7%	1.4%	0.1%	1.6%	2.2%	1.1%	0.2%	0.8%	6.2%	0.7%	0.1%	0.7%	1.5%	0.5%

Income before taxes and minority interest—pro forma	99,921	(672)	1,632	5,731	6,264	13,205	4,249	4,337	1,227	3,714	4,264	2,820	696	2,826	40,642	580	368	988	2,472	—
% of total	—	-0.7%	1.6%	5.7%	6.3%	13.2%	4.3%	4.3%	1.2%	3.7%	4.3%	2.8%	0.7%	2.8%	40.7%	0.6%	0.4%	1.0%	2.5%	0.0%

Year 1 (2005): 10% Test	Totals	Spindletop	RSI													Wolsey	S&E	Outpost	Rosel
Financial Statements excluded for Year 1	6.4%	0.2%	1.6%	✓	F	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	0.7%	0.4%	1.0%	2.5%	✓

Year 2 (2004): 20% Test	Totals	Spindletop	RSI	Parchman									Nortex	MGM		Wolsey	S&E	Outpost	Rosel
Financial Statements excluded for Year 2	18.0%	0.2%	1.6%	8.1%	F	F	F	F	✓	✓	✓	✓	0.7%	2.8%	✓	0.7%	0.4%	1.0%	2.5%	✓

Year 3 (2003): 40% Test	Totals	Spindletop	RSI	Parchman	Big Mac					A&W	LEED	Double Jack	Nortex	MGM		Wolsey	S&E	Outpost	Rosel	ESS-EII
Financial Statements excluded for Year 3	35.6%	0.2%	1.6%	8.1%	6.3%	F	F	F	F	3.7%	4.3%	2.8%	0.7%	2.8%	F	0.7%	0.4%	1.0%	2.5%	0.5%
✓ = 9 months or more included in applicable CPS audited financial statements
F = separate audited financial statements to be filed as set forth below
CONCLUSION: Based upon the testing performed, the following audit reports are necessary for the subsidiaries and periods indicated, in addition to the audited consolidated financial statements of Complete Production Services, Inc. for the years ended December 31, 2005, 2004 and 2003.

Entity	Period
Big Mac	1/1/05 to 10/31/05
Big Mac	1/1/04 to 12/31/04
Monument Well Services (MWS)	1/1/04 to 4/30/04
Monument Well Services (MWS)	1/1/03 to 12/31/03
Hamm Co./Oil Tool Rentals (1)	1/1/04 to 9/30/04
Hamm Co./Oil Tool Rentals	1/1/03 to 12/31/03
BSI (includes Price PPL)	1/1/03 to 11/6/03 (to be filed as predecessor financial statements)
Hyland	3/1/04 to 8/31/04
Hyland	3/1/03 to 2/28/04
The Company intends to file audit reports for these entities and periods, as indicated, in its prospectus on Form S-1 order to satisfy the filing requirements of SAB 80.

(1)	CES acquired the Hamm Co. entities on October 14, 2004; however, the applicable purchase agreement provided for a working capital adjustment as of September 30, 2004 and a purchase price adjustment addressing results of operations from October 1, 2004 to the date of close. As a result, CPS’s 2004 audited financial statements include the results of operations of the Hamm Co. entities from and after October 1, 2004.